Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Prospectus and Statement of Additional Information, which are part of such Registration Statement (No. 333-168569) on Form N-1A of Equinox Commodity Strategy Fund, a series of the Equinox Funds Trust of our report dated November 29, 2011, relating to our audit of the consolidated financial statements and consolidated financial highlights as of September 30, 2011 and for the period from January 25, 2011 (commencement of operations) through September 30, 2011.

We also consent to the references to our firm under the headings "Independent Registered Public Accounting Firm" appearing in the Statement of Additional Information and "Financial Highlights" appearing in the Prospectus, which are part of the Registration Statement.

/s/ McGladrey & Pullen, LLP

Denver, Colorado

January 30, 2012